
02003276

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, DC 20549



OMB Number 3235-0123
Expires: September 30, 1998
Estimated average burden
Hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-48663~~ 8-52933

FACING PAGE
Information Required of Brokers and Dealers Pursuant to §17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01.
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STARLING CAPITAL LLC

OFFCIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use PO Box No.)
380 Lexington Avenue Suite 4500
Street Address

New York,	New York	10168
City	State	Zip Code

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT.

Ralph Carballal	(212) 986-7333
Name	Telephone

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard G. Baccari & Company, LLP
Name of individual (first, middle, last)

10 Mitchell Place, Suite 103B	White Plains,	New York	10601
Address	City	State	Zip

Check One:
_X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2002
THOMSON FINANCIAL

For Official Use Only

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 142C(3-91)

OATH OR AFFIRMATION

I, Ralph Carballal______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starling Capital LLC__________________, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

__President_________
Title



Notary Public

GEORGI A. MICHELE
Notary Public, State of New York
No 01MI2689850
Qualified in New York County
Commission Expires 5/31/03

This report** contains (check all applicable boxes):

_X_ (a) Facing page
_X_ (b) Statement of Financial Condition
_X_ (c) Statement of Income (Loss)
_X_ (d) Statement of Changes in Financial Condition – CASH FLOWS
_X_ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
_X_ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
_X_ (g) Computation of Net Capital
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
___ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3
___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
_X_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_X_ (l) An Oath or Affirmation
___ (m) A copy of the SIPC Supplemental Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STARLING CAPITAL LLC

REPORT

FORM X-17A-5

DECEMBER 31, 2001

Richard G. Baccari and Company, LLP
Certified Public Accountants

STARLING CAPITAL LLC

TABLE OF CONTENTS

DECEMBER 31, 2001

RICHARD G. BACCARI & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
10 Mitchell Place, Suite 103B, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members of

STARLING CAPITAL LLC:

We have audited the accompanying statement of financial condition of Starling Capital LLC (the "Company") as of December 31, 2001, and the related statements of income and expense, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Starling Capital LLC as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, we have examined the supplementary schedules on pages 6-8 and, in our opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 23, 2002



STARLING CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2001

ASSETS

Current Assets:		
Cash	$8,628	
Total Current Assets		8,628
Total Assets		$ 8,628

LIABILITIES AND MEMBERS EQUITY

Current Liabilities:		
Accrued Expenses	1,750	
Accrued Taxes	325	
Total Liabilities		2,075
Stockholders' Equity:		
Members' Equity	6,553	
Total Members' Equity		6,553
Total Liabilities and Members' Equity		$ 8,628

See Notes to Financial Statements

STARLING CAPITAL LLC
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2001

Expenses:		
Regulatory Fees	1,300	
Other Expenses	3,147	
Total Expenses		4,447
Net Loss		$ (4,447)

See Notes to Financial Statements

Richard G. Baccari and Company, LLP
Certified Public Accountant

STARLING CAPITAL LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Resources Provided:		
Net Loss	$ (4,447)	
Increase in Accrued Expenses and Taxes	$ 2,075	
Members' Contribution	$ 11,000	
Total Resources Provided		$ 8,628
Net Resources Applied		$ 8,628
Cash - January 1, 2001		0
Cash - December 31, 2001		$ 8,628

See Notes to Financial Statements

Richard G. Baccari and Company, LLP
Certified Public Accountant

STARLING CAPITAL LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Members' Equity, January 1, 2001	0
Net Loss	$ (4,447)
Members' Contribution	$ 11,000
Stockholders' Equity, December 31, 2001	$ 6,553

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

Beginning of Period	$ -
Increase and (Decreases)	$ -
Balance, December 31, 2001	$ -

See Notes to Financial Statements

Richard G. Baccari and Company, LLP
Certified Public Accountant

STARLING CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. ORGANIZATION:

Starling Capital LLC (the "Company"), a Delaware Limited Liability Company formed on January 22, 1999 for the purpose of engaging in the proprietary trading of securities. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

The Company prepares its financial statements on an accrual basis.

Income Taxes:

The Company is organized as a Limited Liability Company. They are taxed as a partnership and accordingly the net income of the LLC is not subject to a federal income tax, but rather it is passed through to the members, and tax is then incurred at the member level.

Valuation of Investments:

Investments in securities are stated at fair value, which for publicly traded securities is generally the closing price or bid price, less a liquidity discount, if applicable. Non-publicly traded securities are valued at estimated fair value as determined by management of the Company. Generally, management considers the cost of such securities to be fair value, unless the performance and underlying potential of such securities have significantly increased or decreased, or if there was a subsequent financing by unrelated investors at a value materially different

from the Company's carrying value.

3. **CASH, CASH EQUIVALENTS, AND CONCENTRATION OF CREDIT RISK:**

The statements of cash flows classify changes in cash and cash equivalents (short-term highly liquid investments convertible into cash with an original maturity of three months or less) according to operating, investing, or financing activities.

Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company places its cash with a financial institution which management considers to be of high quality; however, at times such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limit.

4. **SUPPLEMENTARY INFORMATION:**

Net capital as reported on page 8 of the audited Form X-17A-5 indicates net capital of $6,553. In January 2002, the company filed part IIA of Form X-17A-5 (unaudited) and reported net capital of $6,878. The difference of $325 is accounted for by accruals and reclassifications made during the audit.

STARLING CAPITAL LLC
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

Members' Equity		$ 6,553	
Total Members Equity			$ 6,553
Less: Non-Allowable Assets			$ -
Net Capital Before Haircuts			$ 6,553
Less: Haircuts on Securities			$ -
Net Capital			$ 6,553
Less the Greater of:			
Minimum Dollar Net Capital Required	$ 5,000		
or			
Minimum Net Capital Required: (6 2/3% of Aggregate Indebtedness $2,075)	$ 138		5,000
Excess Net Capital			$ 1,553

STARLING CAPITAL LLC
AGGREGATE INDEBTEDNESS
DECEMBER 31, 2001

Accounts Payable and Accrued Expenses	$ 2,075
Percentage of Aggregate Indebtedness to Net Capital	31.0%

See Notes to Financial Statements

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of

STARLING CAPITAL LLC:

We have examined the financial statements of Starling Capital LLC for the year ended December 31, 2001 and have issued our report thereon dated February 23, 2002. As part of the examination, we made a study and evaluation of the system on internal accounting control to the extent we considered necessary to evaluate the system required by the generally accepted auditing standard and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregated indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to our attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handles securities, and we have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2001 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that we believe to be material.